UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 000-5734
CUSIP Number: 00847J105

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of
Registrant        Agilysys, Inc.

Former Name if Applicable
N/A

Address of Principal Executive Office (Street and Number)

6065 Parkland Boulevard

City, State and Zip Code          Mayfield Heights, Ohio 44124

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Agilysys, Inc. (the “Company”) files this Form 12b-25 for a 15-day extension, from June 14 to June 29, 2005, to file its Annual Report on Form 10-K for the period ended March 31, 2005 (“Form 10-K”). The Company is filing for this extension because the Company will not complete the preparation of its consolidated financial statements and management’s assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) by the initial filing date of June 14, 2005 without unreasonable effort and expense. Also, the Company is in the process of providing additional information necessary for its independent registered public accounting firm to complete their documentation and related audit procedures in connection with the audit of the Company’s consolidated financial statements and management’s assessment of internal control over financial reporting in accordance with Section 404 and the rules of the Public Company Accounting Oversight Board. The Company expects to file its Form 10-K on or before June 29, 2005.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Martin F. Ellis	440	720-8500

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 10, 2005, the Company issued a press release announcing unaudited results for the fiscal year ended March 31, 2005 and comparison of current year results to the prior year ended March 31, 2004. The press release was furnished to the Securities and Exchange Commission on Form 8-K. Subsequently, the Company issued a press release on June 13, 2005 revising its expected fiscal 2005 results and reported a material weakness in its internal control over financial reporting pursuant to Section 404. Although the Company does not expect significant changes in reported results from those communicated in the abovementioned press releases, the Company’s financial results and management’s assessment of internal control over financial reporting referenced in such press releases are subject to change pending the Company’s completion of its year-end procedures regarding its financial statements and assessment of internal control over financial reporting for the fiscal year ended March 31, 2005 and the completion of documentation and related audit procedures by the Company’s independent registered public accounting firm.

Forward Looking Information

Portions of this Form 12b-25, particularly the statements that are not historical facts, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, including statements relating to the Company’s anticipated financial results for the fiscal year ended March 31, 2005, the results of management’s evaluation of the Company’s internal control over financial reporting, and the anticipated filing date of the Form 10-K, are based on current assumptions and expectations, and are subject to risks and uncertainties, many of which are beyond the control of Agilysys. Many factors could cause future events and Agilysys actual results to differ materially from those anticipated by the forward-looking statements. In addition, this Form 12b-25 contains time-sensitive information and reflects management’s best analysis only as of the date of this release. Agilysys does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this Form 12b-25. Information on potential factors that could affect Agilysys actual results of operations is included in its filings with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K for the fiscal year ended March 31, 2004. Interested persons can obtain it free at the Securities and Exchange Commission’s website, which is located at www.sec.gov.

Agilysys, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2005	By	/s/ Martin F. Ellis

Martin F. Ellis
Executive Vice President, Treasurer and
Chief Financial Officer